Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

October 21, 2014

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 24, 2014

Formula Systems (1985) Ltd. Shareholders:

We cordially invite you to attend the 2014 Annual General Meeting of Shareholders of Formula Systems (1985) Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Monday, November 24, 2014 at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

1.	To re-elect Messrs. Marek Panek and Rafal Kozlowski, and Ms. Dafna Cohen, to our Company’s Board of Directors, each for a term expiring at our next annual general meeting of shareholders; and

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2014 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

In addition, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2013.

Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 27, 2014 are entitled to notice of and to vote at the meeting.

You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our Company at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the related proxy card.

If your shares are represented by American Depositary Shares, or ADSs, you should complete the voting instruction form that you receive to direct the depositary for the ADSs to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the enclosed instructions as to how direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 60218, Israel, Attention: Chief Financial Officer.

Sincerely,

Asaf Berenstin
Chief Financial Officer

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

+972-3-538-9487

PROXY STATEMENT

 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Formula Systems (1985) Ltd., to which we refer as Formula or the Company, to be voted at the 2014 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Monday, November 24, 2014, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

This Proxy Statement, the attached Notice of 2014 Annual General Meeting of Shareholders and the related proxy card or voting instruction form are being distributed or made available (as appropriate) to holders of Formula ordinary shares, par value NIS 1 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about October 21, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on October 27, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	Re-election to our Board of Directors of Messrs. Marek Panek and Rafal Kozlowski, and Ms. Dafna Cohen, each for a term expiring at our next annual general meeting of shareholders; and

2.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2014 and until our next annual general meeting of shareholders, and authorization of our Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2013. We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Annual Report on Form 20-F for the year ended December 31, 2013, including our 2013 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at www.formulasystems.com. To have a printed copy mailed to you at no charge, please contact us at 5 HaPlada Street, Or Yehuda 60218, Israel, tel: +972-3-538-9487, e-mail: ir@formula.co.il.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 and 2.

Quorum

On October 1, 2014, we had 14,718,782 ordinary shares issued and outstanding, of which 308,933 were represented by ADSs. The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, October 27, 2014, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one-half hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Vote Required for Approval of Each Proposal

Minimally, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the Meeting if you do not return your proxy card or voting instruction card to instruct your broker or the depositary how to vote. This will be true even for a routine matter, such as Proposal 2 (the approval of the re-appointment of our independent registered public accounting firm and the authorization of the Board of Directors and/or its Audit Committee to fix their annual compensation), as your broker and the depositary will not be permitted to vote your shares in their discretion on any proposal at the Meeting. For all proposals, a broker (and the depositary) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Where a beneficial owner has not provided voting instructions with respect to particular proposal(s) only, and a broker may not, therefore, instruct the depositary to cast a vote with respect to those proposal(s) (commonly referred to as “broker non-votes”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on the proposals for which instructions were not provided. Such shares have no impact on the outcome of the voting on any proposal for which instructions were not provided.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (which is scheduled to begin at 10:00 a.m. (Israel time) on November 24, 2014).

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

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If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on October 21, 2014 and attach to it a proof of ownership certificate (“ishur baalut”) from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

If you hold you shares in “street name” through a TASE member, you must contact the broker to change or revoke your voting instructions.

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADSs in accordance with the recommendation of the Board of Directors of our Company as advised by our Company in writing, except that the Depositary shall not vote the shares represented by ADSs with respect to any matter as to which we inform the Depositary (we have agreed to provide that information as promptly as practicable in writing, if applicable) that (x) we do not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, October 27, 2014. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 27, 2014, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADS are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the Depositary as to how to vote the ordinary shares represented by your ADSs at the Meeting.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction card for directing the Depositary has been filed publicly or mailed to you (as appropriate). If your shares are held via our Israeli registrar for trading on the TASE, you should deliver or mail (via registered mail) your completed proxy to our offices at 5 Haplada Street, Or Yehuda, Israel, Attention: Chief Financial Officer, together with a proof of ownership (“ishur baalut”), as of the Record Date, as defined below, issued by your broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy 48 hours before the Meeting.

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Proxies are being made available to shareholders on or about October 21, 2014. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of October 1, 2014.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		46.4%
Menora Mivtachim Holdings Ltd.(4)	769,838	(4)	5.2%
Clal Insurance Enterprises Holdings Ltd.(5)	1,087,074	(5)	7.4%

All directors and executive officers as a group (6 persons)	0	(6)	*

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,718,782 ordinary shares issued and outstanding as of October 1, 2014.

(3)	Based on the Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Menora Mivtachim Holdings Ltd., or Menora Holdings, is a holding company publicly-traded on the TASE. Based on publicly available information, 61.86% of Menora Holdings’ outstanding shares are held indirectly by Menachem Gurevitch, 2.72% are held indirectly by Ari Kalman, the chief executive officer of Menora Holdings, and the remaining shares are publicly held. Of the 769,838 ordinary shares reported as beneficially owned by Menora Holdings (i) 760,164 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 9,674 ordinary shares are beneficially held for its own account.

(5)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Based on publicly available information, the controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (which owns 55% of Clal Insurance), while Bank Hapoalim Ltd. holds a 10% interest in Clal Insurance. Pursuant to Amendment No. 8 to Schedule 13G filed on February 14, 2014, all of the 1,087,074 ordinary shares reported as beneficially owned by Clal Insurance are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	In April 2010, Guy Bernstein, the Company's Chief Executive Officer, exercised options to purchase 260,040 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of the grant, all 260,040 ordinary shares are currently deposited with a trustee and Mr. Bernstein is not permitted to vote or dispose of them until the shares are released from the trust, on such terms described in the grant letter. Furthermore, in March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement, we approved a grant of options to him, exercisable for 1,122,782 ordinary shares, subject to certain vesting conditions. In June 2013, Guy Bernstein, the Company's Chief Executive Officer, exercised options to purchase 1,122,782 ordinary shares previously granted to him, in connection with his service agreement. In accordance with the terms of that second option grant, the shares issuable upon exercise of the option will be deposited with a trustee and our Chief Executive Officer will not be permitted to vote or dispose of them until the shares are released from the trust, as described in the grant letter. Because of the foregoing limitations on voting and investment power, none of the ordinary shares and options held by Mr. Bernstein are deemed to be beneficially owned by him. Besides Mr. Bernstein, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options) either.

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PROPOSAL 1:

REELECTION OF THREE DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders. Our Board of Directors currently consists of five directors, including two external directors appointed in accordance with the Companies Law whose terms will expire in April 2016. Our directors, other than the external directors, are elected at each annual general meeting of shareholders. All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office. Our Board of Directors may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

Of our current three directors (which excludes external directors), all three— Messrs. Marek Panek and Rafal Kozlowski, and Ms. Dafna Cohen —have been nominated for re-election at the Meeting.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect as directors the nominees named above.

Each of the nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the three (3) nominees named below as directors.

Marek Panek has served as one of our directors since November 2010. Since January 2007, Mr. Panek has served as Vice President of the Management Board and Director of the Sales Coordination Department of Asseco, where he also supervises the Marketing Department, PR & IR Department and the Office of EU projects. Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since 2011), Chairman of the Board of Asseco Resovia S.A. (since August 2010), member of the Supervisory Board of Asseco Central Europe, a.s .(since November 2009), director of Sintagma UAB (since July 2008), member of the Board of Directors of R-Style Softlab (since May 2014). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE, President of the Board of Asseco Romania and Chairman of the Board of Asseco DACH (2008-2011). Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master?s degree in engineering.

Rafał Kozlowski has served as one of our directors since August 2012. Since June 2012, M r. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco. Mr. Kozlowski is also a member of the Asseco Group Board of Directors. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company's financial management. Mr. Rafał Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding's IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company's subsidiary Sawan S.A. Since 2007 till June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master's degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, and the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006.

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Dafna Cohen has served as one of our directors since October 2009, as a member of our audit committee since January 2011 and as a member of our compensation committee since July 2013. Ms. Cohen also serves as director of XTL Biopharmaceuticals Ltd. Ms Cohen served as Director of Global Treasury of MediaMind Technologies from 2010 to 2011. Prior to that, Ms. Cohen served as Director of Investments and as a Treasurer of Emblaze from 2005 to 2009. Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an M.B.A. in finance and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Office Holder Compensation in 2014

Under Companies Law regulations that were recently adopted, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as this Proxy Statement).

The tables below outline the compensation granted to our five most highly compensated senior office holders (which include members of management and directors) during or with respect to the year ended December 31, 2013, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Compensation of Management (1)

Name and Principal Position(2) (3)	Base Salary ($)	Benefits and Perquisites ($)(4)	Variable compensation ($)	Equity-Based Compensation ($)(5)
Guy Bernstein – CEO	512,450	-	(6)	(7)

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements. We have only one office holder who is a member of management who is compensated by our Company. For disclosure concerning compensation paid by us to our remaining four most highly compensated office holders (all of whom are directors), please see the table under “Compensation of Directors” below.

(2)	All current executive officers listed in the table are full-time employees or consultants of the Company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2013.

(3)	Our Chief Financial Officer, Asaf Berenstin, also serves as the chief financial officer of Magic Software Enterprises Ltd., or Magic, our affiliated company. Pursuant to an agreement between Magic and our Company, Mr. Berenstin allocates 25%-30% of his time to our Company. Because he is not compensated by our Company, Mr. Berenstin is not listed in this table.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2013 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in paragraph (y) of Note 2 to our audited consolidated financial statements, which are included in our annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 30, 2014.

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(6)	Under his service agreement with us, Mr. Guy Bernstein, our Chief Executive Officer, is entitled to an annual bonus in an amount equal to 3.3% of our net profit (including capital gains) after tax. An advance of 70% of the estimated bonus with respect to each year is paid over the course of the year, divided into quarterly installments, which is estimated based on our quarterly financial statements and is subject to final adjustment at the end of the year.

(7)	In March 2012, concurrently with the amendment and extension of Mr. Bernstein’s service agreement as our Chief Executive Officer, our Board of Directors awarded him options exercisable for 1,122,782 ordinary shares of our Company, which took the place of 543,840 redeemable ordinary shares that had been granted to him in March 2011 and had been redeemed by our Company. The exercise price of the options granted in March 2012 was NIS 0.01 per share, and the options were exercised in their entirety in June 2013 by Mr. Bernstein. Our redemption right with respect to the ordinary shares issuable upon exercise of these options lapses in equal quarterly installments over an eight year period that commenced in March 2012 and concludes in December 31, 2019. This March 2012 grant has been accounted for by our Company as a modification to the March 2011 grant to Mr. Bernstein. The total compensation expense that we recorded in our financial statements for the year ended December 31, 2013 in respect of Mr. Bernstein’s March 2012 option grant (constituting his equity compensation for all of 2013) was $1,987,600.

Compensation of Directors (1)

The following table sets forth information with respect to compensation of our directors (none of whom serves as an employee of our Company) during fiscal year 2013. The fees to the directors were paid by Formula Ltd.

Name and Principal Position	Fees Earned or Paid in Cash ($)	Total ($)
Marek Panek- Chairman	27,000	27,000
Rafal Kozlowski- Director	27,500	27,500
Dafna Cohen- Director	47,000	47,000
Eli Zamir- External Director	28,000	28,000
Iris Yahal- External Director	28,000	28,000

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in the Company’s financial statements.

Proposed Resolution

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the reelection of each of Mr. Marek Panek, Mr. Rafal Kozlowski and Ms. Dafna Cohen as a director of the Company, to serve until our next annual general meeting of shareholders and until his or her respective successor is duly elected, be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

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Board Recommendation

The Board of Directors recommends a vote FOR the reelection of the foregoing director nominees.

PROPOSAL 2:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR REMUNERATION

Background

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2014 and until our next annual general meeting of shareholders.

Our Audit Committee and Board of Directors have recommended, subject to our shareholders’ approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the year ending December 31, 2014 and until our next annual general meeting of shareholders.

In accordance with applicable law and our articles of association, our board of directors has delegated to our audit committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of its services. With respect to fiscal year 2013, we (including our subsidiaries) paid Kost Forer Gabbay & Kasierer approximately $1,211,000 for audit and audit-related services and $319,000 for tax services.

In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2013.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of Formula Systems (1985) Ltd. for the year ending December 31, 2014 and until the next annual general meeting of shareholders of Formula Systems (1985) Ltd. be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and hereby is, authorized to fix the remuneration of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

Review and Discussion of Auditor’s Report and Consolidated Financial Statements

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be presented. We will furthermore hold a discussion with respect to such financial statements at the Meeting.

Our annual report on Form 20-F for the year ended December 31, 2013, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2013, which we filed with the SEC on April 30, 2014, is available through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the Annual Report on Form 20-F containing the consolidated financial statements free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

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By Order of the Board of Directors,

Asaf Berenstin
Chief Financial Officer

Dated: October 21, 2014

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